UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

January 5, 2022

(Date of Report (Date of earliest event reported))

Fundrise eFund, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Chattahoochee Ave Controlled Subsidiary – Atlanta, GA

On January 5, 2022, we acquired ownership of a “wholly-owned subsidiary,” FRIND-SB 1, LLC, (the “Chattahoochee Ave Controlled Subsidiary”) for an initial purchase price of approximately $13,000,000 which is the initial stated value of our equity interest in the Chattahoochee Ave Controlled Subsidiary (the “Chattahoochee Ave Investment”). The Chattahoochee Ave Controlled Subsidiary used the proceeds of the Chattahoochee Ave Investment to acquire a vacant industrial building containing approximately 100,000 square feet of net rentable area on an approximately 5.78-acre site located at 1314 Chattahoochee Ave Drive, Atlanta, GA 30381 (the “Chattahoochee Ave Property”). The initial Chattahoochee Ave Investment was funded with proceeds from our Offering, and the closing of the initial Chattahoochee Ave Investment and the Chattahoochee Ave Property occurred concurrently.

Pursuant to the agreements governing the Chattahoochee Ave Investment, we have full authority for the management of the Chattahoochee Ave Controlled Subsidiary, including the Chattahoochee Ave Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total Chattahoochee Ave Property purchase price, paid directly by the Chattahoochee Ave Controlled Subsidiary.

The total purchase price for the Chattahoochee Ave Property was approximately $13,000,000, or approximately $130 per rentable square foot. We anticipate tenant improvement costs of approximately $5,921,040 and soft costs of $552,260 for the closing of the acquisition, bringing the total projected cost for the Chattahoochee Ave Property to approximately $19,473,301.

The Chattahoochee Ave Property was built in 1960 and was delivered vacant. The Chattahoochee Ave Property is located in the Chattahoochee industrial submarket, approximately 4.5 miles from downtown Atlanta and 1 mile from the I-75. No financing was used for the acquisition of the Chattahoochee Ave Property; however, financing may be pursued at a later date.

The following table contains underwriting assumptions for the Chattahoochee Ave Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
Chattahoochee Ave	6.0%	4.50%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise eFund, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 11, 2022